JCDecaux

82-34631

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.



05005932

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Neuilly-sur-Sein

File 82-5247
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA:

- A notice inserted in the French "Bulletin des Annonces Légales Obligatoires" in relation to JCDecaux SA 2004 turnover

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

Stéphanie Hartanérot
Legal Department
Head of the Stock Market / Corporate Law Department

Enc.

IPBM

Société anonyme au capital de 23 745 592 €.
Siège social : 18, avenue Matignon, 75008 Paris.
333 434 728 R.C.S. Paris.

Chiffres d'affaires comparés (hors taxes).
(En milliers d'euros.)

	2004	2003
Premier trimestre		
Deuxième trimestre	NS	
Troisième trimestre	15	NS
Quatrième trimestre	NS	1 000
Total	15	1 000

NB : La notion de chiffre d'affaires résulte du règlement CRB n° 91-01 annexe V, II, point 3.11.

82066

JCDECAUX SA

Société anonyme à directoire et conseil de surveillance au capital de 3 384 274,13 €.
Siège social : 17, rue Soyer, 92200 Neuilly-sur-Seine.
307 570 747 R.C.S. Nanterre.

Chiffres d'affaires comparés.
(En millions d'euros.)

1°) Comptes consolidés :

	2004					2003					Variances				
	Premier trimestre (au 31/03/04)	Deuxième trimestre (au 30/06/04)	Troisième trimestre (au 30/09/04)	Quatrième trimestre (au 31/12/04)	12 mois (cumul au 31/12/04)	Premier trimestre (au 31/03/03)	Deuxième trimestre (au 30/06/03)	Troisième trimestre (au 30/09/03)	Quatrième trimestre (au 31/12/03)	12 mois (cumul au 31/12/03)	Premier trimestre 2004/2003	Deuxième trimestre 2004/2003	Troisième trimestre 2004/2003	Quatrième trimestre 2004/2003	Année 2004/2003
Mobilier urbain	197,5	233,3	194,7	259,5	885,0	191,5	216,6	182,5	246,3	837,0	3,1 %	7,7 %	6,7 %	5,4 %	5,7 %
Affichage	96,4	119,0	102,9	115,3	433,6	96,7	118,2	97,3	115,4	427,6	−0,3 %	0,7 %	5,7 %	0,0 %	1,4 %
Transport	65,0	81,1	77,7	88,9	312,8	64,7	70,5	68,0	76,0	279,2	0,5 %	15,1 %	14,4 %	16,9 %	12,0 %
Total groupe	358,9	433,4	375,3	463,8	1 631,4	352,9	405,3	347,8	437,7	1 543,8	1,7 %	6,9 %	7,9 %	6,0 %	5,7 %

Le chiffre d'affaires consolidé du groupe JCDecaux est en hausse de 5,7 % à fin décembre 2004.
La croissance interne (*) du groupe est en progression de 6,2 %, avec la décomposition suivante par segment d'activité : 5,3 % pour l'activité Mobilier urbain, 4,4 % pour l'activité Affichage et 11,5 % pour l'activité Transport.

(*) La croissance interne correspond aux données à périmètre et à taux de change constants.

2°) Comptes sociaux :

	2004					2003					Variances				
	Premier trimestre (au 31/03/04)	Deuxième trimestre (au 30/06/04)	Troisième trimestre (au 30/09/04)	Quatrième trimestre (au 31/12/04)	12 mois (cumul au 31/12/04)	Premier trimestre (au 31/03/03)	Deuxième trimestre (au 30/06/03)	Troisième trimestre (au 30/09/03)	Quatrième trimestre (au 31/12/03)	12 mois (cumul au 31/12/03)	Premier trimestre 2004/2003	Deuxième trimestre 2004/2003	Troisième trimestre 2004/2003	Quatrième trimestre 2004/2003	Année 2004/2003
Total	136,6	146,7	116,2	150,1	549,6	136,9	140,7	123,3	150,1	551,0	−0,2 %	4,3 %	−5,8 %	0,0 %	−0,3 %

82032

LAFUMA

Société anonyme au capital de 12 202 352 €.
Siège social : BP 60, 26140 Anneyron.
380 192 807 R.C.S. Romans.

Chiffre d'affaires du groupe du premier trimestre 2004/2005.

(En milliers d'euros)	31/12/04	31/12/03	Variation
CA total groupe	36 943	33 657	+ 9,8 %
Dont international	14 830	13 066	+ 13,5 %

Dans un contexte général qui reste difficile, le groupe Lafuma progresse (+ 9,8 % et stabilité à données constantes) et poursuit sa croissance à l'international (+ 13,5 % et + 6,0 %).

82113

LE GRAND LIVRE DU MOIS

Société anonyme au capital de 1 686 201 €.
Siège social : 15, rue des Sablons, 75116 Paris.
309 160 604 R.C.S. Paris. — APE : 741 J.

Chiffre d'affaires consolidé au 31 décembre (hors taxes).
(En milliers d'euros.)

	2004	2003	Variation
Premier trimestre	15 236	15 808	−3,6 %
Deuxième trimestre	16 816	17 083	−1,6 %
Troisième trimestre	13 011	14 275	−8,9 %
Quatrième trimestre	15 263	17 403	−12,3 %
Total fin décembre	60 327	64 569	−6,6 %

82035